Aflac Incorporated 2006 10-K

EXHIBIT 11

Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share
Years Ended December 31,

	2006	2005	2004	2003	2002
Numerator (In millions):
Basic: net earnings applicable to common stock	$1,483	$1,483	$1,266	$768	$785
Diluted: net earnings applicable to common stock	1,483	1,483	1,266	768	785
Denominator (In thousands):
Average outstanding shares used in the computation of earnings per share - basic	495,614	500,939	507,333	513,220	517,541
Dilutive effect of stock options	6,213	6,765	9,088	8,918	10,785
Average outstanding shares used in the computation of earnings per share - diluted	501,827	507,704	516,421	522,138	528,326
Earnings per share:
Basic	$2.99	$2.96	$2.49	$1.50	$1.52
Diluted	2.95	2.92	2.45	1.47	1.49

EXH 11-1